Exhibit 99.2

HAFNIA LIMITED: Award of share options to primary insiders

Singapore, 17 March 2026

The Board of Directors of Hafnia Limited (the "Company") approved the award of 964,609 share options to the Company's senior management under the Company's bonus and long-term incentive plan. The grant date of the share options is set to 26 February 2026.

For more information see the attached mandatory notification of trade.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mikael Skov
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Share options related to shares in Hafnia Limited with ISIN SGXZ53070850
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Receipt of share options as part of remuneration package.
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	0	771,013
d)	Aggregated information - Aggregated volume - Aggregated price	Receipt of 771,013 options for a total consideration of NOK 0. A strike price must be paid upon exercise of the options
e)	Date of the transaction	2026-03-16
f)	Place of the transaction	XOFF – Outside a trading venue

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Perry Van Echtelt
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Share options related to shares in Hafnia Limited with ISIN SGXZ53070850
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Receipt of share options as part of remuneration package.
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	0	193,596
d)	Aggregated information - Aggregated volume - Aggregated price	Receipt of 193,596 options for a total consideration of NOK 0. A strike price must be paid upon exercise of the options
e)	Date of the transaction	2026-03-16
f)	Place of the transaction	XOFF – Outside a trading venue